
10012938

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC Mail Processing Section
RECEIVED
JUN 21 2010
Wash., DC
211

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-16109

CORRECTIONS CORPORATION OF AMERICA 401(k) SAVINGS AND RETIREMENT PLAN
(Full title of the Plan)

CORRECTIONS CORPORATION OF AMERICA
(Name of the issuer of the securities held pursuant to the Plan)

10 BURTON HILLS BLVD., NASHVILLE, TENNESSEE 37215
(Address and zip code of principal executive offices of the issuer)

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2009 AND 2008

TABLE OF CONTENTS



LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
Corrections Corporation of America 401(k) Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Corrections Corporation of America 401(k) Savings and Retirement Plan as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Corrections Corporation of America 401(k) Savings and Retirement Plan as of December 31, 2009 and 2008 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lattimore Black Morgan & Cain, PC

Brentwood, Tennessee
June 15, 2010

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:		
INVESTMENTS, at fair value	**$ 166,427,117**	$ 117,392,577
RECEIVABLES:		
Employer contributions	**8,578,902**	8,035,250
Participants' contributions	**1,968**	9,713
Participants' loan payments	**508**	2,366
Total receivables	**8,581,378**	8,047,329
NET ASSETS AVAILABLE FOR BENEFITS, at fair value	**175,008,495**	125,439,906
Adjustment from fair value to contract value for fully benefit-responsive investment contract	**(62,111)**	650,426
NET ASSETS AVAILABLE FOR BENEFITS	**$ 174,946,384**	$ 126,090,332

The accompanying notes are an integral part of these financial statements.

CORRECTIONS CORPORATION OF AMERICA
401(K) SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	**$ 126,090,332**	$ 179,816,926
ADDITIONS:		
Interest income	**639,008**	810,797
Dividends	**1,416,894**	1,438,570
Employer contributions	**8,578,902**	8,035,250
Participants' contributions	**12,467,482**	13,168,494
Other Income	**-**	144,230
Net appreciation in fair value of investments	**36,121,207**	-
Total additions	**59,223,493**	23,597,341
DEDUCTIONS:		
Administrative expenses	**184,403**	144,762
Benefit distributions	**10,183,038**	15,596,979
Net depreciation in fair value of investments	**-**	61,582,194
Total deductions	**10,367,441**	77,323,935
NET ASSETS AVAILABLE FOR BENEFITS, end of year	**$ 174,946,384**	$ 126,090,332

The accompanying notes are an integral part of these financial statements.

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

1. DESCRIPTION OF THE PLAN

The following description of the Corrections Corporation of America 401(k) Savings and Retirement Plan (the "Plan" or "CCA 401(k)") is provided for general purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

Plan Sponsor

The Plan's sponsor is CCA of Tennessee, LLC ("CCA of TN"), a wholly owned subsidiary of Corrections Corporation of America ("CCA" or the "Company") and successor by statutory conversion to CCA of Tennessee, Inc. The Plan is a defined contribution plan that was established by a predecessor of CCA on January 1, 1999 to provide retirement benefits to its employees. The Plan is designed to comply with the rules and regulations of the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Plan Amendments

Effective January 1, 2009, the Plan was amended to reflect the co-employment relationship among the Company and its adopting Controlled Group Members, the Employers, and the Employees. As such, the Company deemed it advisable and in the best interests of the Employees that the Plan qualifies as a "multiple employer" plan as described in Section 413(c) of the Internal Revenue Code.

Participating Employers

Effective January 1, 2009, the Plan was amended to allow other affiliated employers to participate in the Plan ("Participating Employers"), as it deemed appropriate. All Participating Employers must adopt the Plan as written, including but not limited to, using the same Trustee, incurring the same expense rate, and contributing at the same rates and same times. Participating Employers are: Transcor America, LLC; Correctional Medicine Associates, PC; Correctional Medicine Associates of Georgia, PC; Correctional Medicine Associates of TX, PA; Correctional Medicine Associates of Colorado, PC; Correctional Medicine Associates of California, PC; CCA Health Services, LLC; Correctional Dental Associates of Georgia, PC; Correctional Dental Associates, PC; Correctional Dental Associates of Florida, PA; Correctional Dental Associates of Colorado, PC; and Stephen Merrill DMD, PC.

Eligibility

Employees of the Company who are at least 18 years of age and have completed one year of service, as defined by the Plan, are eligible for participation in the Plan on the following January 1, April 1, July 1, or October 1 of the year in which they meet these eligibility requirements.

Contributions

The Plan allows eligible employees to contribute up to 90% of their pre-tax compensation, as defined by the Plan. The Plan also allows eligible participants to make Catch Up Contributions (as defined by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA")).

The plan agreement indicates that the Company may provide discretionary employer "basic" and "matching" contributions. During 2009 and 2008, CCA provided discretionary matching contributions equal to 100% of each employee's contributions, up to 5% of the employee's eligible compensation. CCA did not provide a discretionary basic contribution during 2009 or 2008.

Plan sponsor and participant contributions may not exceed the maximum amount deductible for federal income tax purposes.

Vesting

Participants are fully vested in their employee and/or rollover contributions and the earnings (losses) thereon. Vesting in employer contributions is based on years of service. All active participants become vested in employer contributions and investment earnings (losses) thereon, according to the following schedule of service:

Less than two years	0%
Two years	20%
Three years	40%
Four years	80%
Five years or more	100%

In the event of death, disability or upon attainment of the Plan's retirement age, as defined in the plan agreement, participants become fully vested in their employer contributions.

Distributions

Upon death, disability, retirement or termination of employment, participants or their beneficiaries may elect to receive a lump-sum distribution, payable in the form of cash and/or shares of the Company common stock of the vested portion of their account balance.

Participants who were participants in a plan assumed by the Company in connection with the acquisition of U.S Corrections Corporation in 1998 are offered the option of a hardship distribution. Cases of financial hardship are reviewed and approved by the plan administrator. A hardship distribution cannot be taken until the participant has exhausted other means of financing through the Plan or other plans maintained by the Company. A hardship can only be taken from the amounts accumulated in the participant's account through employee deferral contributions.

Forfeitures

Amounts not vested upon termination of employment are forfeited by participants and may be used to fund the Company's matching or basic contributions. At December 31, 2009 and 2008, unallocated non-vested accounts totaled approximately $349,000 and $986,000 respectively. During the years ended December 31, 2009 and 2008, total forfeitures of $340,000 and $920,000, respectively, were used to reduce employer contributions made during the 2010 and 2009 Plan years, respectively.

Participant Loans

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. A participant may have only one loan outstanding at any time. Loans are repayable through payroll deductions over periods ranging up to 60 months. The loans are secured by the balance in the participant's account. Each loan bears an interest rate of prime plus 1% and is fixed over the life of the note. The interest rates on outstanding loans as of December 31, 2009 ranged from 4.25% to 9.25%.

Plan Termination

Although it has not expressed any intention to do so, the Company may terminate the Plan or trust agreement at any time. In the event of Plan termination, participants' interests in employer contributions will become fully vested, and the accounts will be paid in lump-sum distributions as soon as practicable after the termination.

Trustee and Investment Custodians

Frontier Trust Company ("Trustee") serves as the Plan's trustee. Frontier Trust Company also serves as the Plan's custodian for all plan assets except those invested in the Company common stock. Matrix Capital Bank Trust Services serves as custodian for plan assets invested in the Company common stock. (Collectively, Frontier Trust Company and Matrix Capital Bank Trust Services are referred to as the "Custodians").

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her account and is notified by the Trustee prior to the time such rights are to be exercised.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SFAS 168 Accounting Codification

On June 29, 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* ("SFAS 168"). SFAS 168 is effective for periods ending after September 15, 2009 and makes the FASB Accounting Standards Codification ("ASC") the sole source of authoritative accounting technical literature for nongovernmental entities in the United States of America.

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Investments are carried at market value as determined on the last day of the Plan year. See Note 4 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

All participants' accounts are charged a quarterly administrative fee to cover administrative costs. All costs not covered by this charge are borne by the Company and therefore, are not included in the accompanying statements of changes in net assets available for benefits. In 2009, the Company paid administrative expenses in the amount of $19,795. In 2008, the Company did not pay any administrative expenses for the Plan.

Risks and Uncertainties

Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Additionally, as of both December 31, 2009 and 2008, approximately 35% of the Plan's investments were held in the Plan sponsor's common stock. As such, the underlying value of the overall investment holdings is dependent on the performance of the Company's common stock and the market's evaluation of such performance.

Events Occurring After Reporting Date

The Plan Sponsor has evaluated events and transactions that occurred between December 31, 2009 and the issuance date of the report for possible recognition or disclosure in the financial statements.

3. INVESTMENTS

Participants direct how their contributions and employer contributions made on their behalf are invested. At December 31, 2009, the Plan had seventeen investment options, consisting of fifteen mutual funds, a common collective trust fund and the Company common stock. These investment options are described as follows:

1. **The Morley Stable Value Fund** – a common collective trust fund that seeks high current income, primarily through a diversified portfolio of high-quality fixed-income investments, consistent with capital preservation and prudent investment risk.

2. **Intermediate Bond Fund of America** – a mutual fund that seeks to provide current income and preservation of capital through a bond portfolio. It invests primarily in debt securities with quality ratings of A- or better or unrated but determined to be of equivalent quality by the fund's investment adviser. The fund maintains a portfolio having a dollar-weighted average maturity of no less than three years and no greater than five years under normal market conditions.

3. **Washington Mutual Investors Fund** – a mutual fund that seeks current income and an opportunity for growth of principal through common stock investing. This fund invests primarily in common stocks of larger, more established companies that are listed on, or meet the financial listing requirements of, the New York Stock Exchange and have a strong record of earnings and dividends.

4. **American Balanced Fund** – a mutual fund that seeks conservation of capital, current income and long-term growth of capital and income by investing in stocks, bonds and securities issued and guaranteed by the U.S. government. This fund normally maintains at least 50% of assets in common stocks and at least 25% of assets in debt securities, including money market securities, thus, offering wide diversification and a balanced approach.

5. **Allianz OCC Growth Fund** – a mutual fund that seeks to provide long-term growth of capital; income is an incidental consideration. This fund normally invests 65% of assets in common stocks of growth companies with market capitalizations of at least $5 billion. The fund invests in stocks with above-average growth prospects. The fund may invest up to 15% of assets in non-U.S. securities.

6. **Prudential Jennison Mid-Cap** – a mutual fund that seeks long-term capital appreciation. The fund normally invests at least 80% of assets in equity and equity-related securities of medium-sized companies with the potential for above-average growth.

7. **EuroPacific Growth Fund** – a mutual fund that seeks long-term growth of capital by investing primarily in stocks of issuers located in Europe and the Pacific Basin that the investment adviser believes have above-average potential for capital appreciation. The fund may also hold cash, money market instruments and fixed-income securities.

8. **Wells Fargo Advantage Index Fund** – a mutual fund that seeks to approximate the total return of the S&P 500 Index, before fees and expenses. This fund normally invests all of its net assets in the S&P 500 Index Master Portfolio. Under normal conditions the Master Portfolio invests at least 80% of net assets in the same stocks and in substantially the same percentages as the S&P 500 Index.

9. **Growth Fund of America** – a mutual fund that seeks long term growth of capital. This fund invests primarily in common stocks, with management of the fund selecting securities that appear to offer superior opportunities for growth of capital. It may also invest up to 25% of assets in securities of issuers domiciled outside the United States and Canada.

10. **Columbia Small Cap Value Fund** – a mutual fund that seeks long term capital growth. This fund normally invests at least 80% of assets in common stocks issued by domestic companies with market capitalizations equal to or less than the largest stock in the Russell 2000 Value Index.

11. **Company Common Stock** – Corrections Corporation of America common stock.

12. **Principal LifeTime Strategic Income** – a mutual fund that seeks current income. The fund invests in underlying fixed-income funds, but also invests in underlying equity and hybrid funds according to an asset allocation strategy designed for investors seeking current income from their investment.

13. **Principal LifeTime 2010** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, hybrid, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund may invest in any of the Institutional class shares of the equity funds or fixed-income funds of Principal Funds, at the sub-advisors discretion. This target date fund is categorized as a Large Blend style fund by Morningstar. The fund's overall composition as of December 31, 2009, was approximately 55% stocks, 34% bonds, 8% cash and 3% other investments.

14. **Principal LifeTime 2020** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, hybrid, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund may invest in any of the Institutional class shares of the equity funds or fixed-income funds of Principal Funds, at the sub-advisors discretion. This target date fund is categorized as a Large Blend style fund by Morningstar. The fund's overall composition as of December 31, 2009, was approximately 68% stocks, 26% bonds, 4% cash and 2% other investments.

15. **Principal LifeTime 2030** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, hybrid, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund may invest in any of the Institutional class shares of the equity funds or fixed-income funds of Principal Funds, at the sub-advisors discretion. This target date fund is categorized as a Large Blend style fund by Morningstar. The fund's overall composition as of December 31, 2009, was approximately 77% stocks, 18% bonds, 3% cash and 2% other investments.

16. **Principal LifeTime 2040** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, hybrid, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund may invest in any of the Institutional class shares of the equity funds or fixed-income funds of Principal Funds, at the sub-advisors discretion. This target date fund is categorized as a Large Blend style fund by Morningstar. The fund's overall composition as of December 31, 2009, was approximately 84% stocks, 12% bonds, 2% cash and 2% other investments.

17. **Principal LifeTime 2050** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, hybrid, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund may invest in any of the Institutional class shares of the equity funds or fixed-income funds of Principal Funds, at the sub-advisors discretion. This target date fund is categorized as a Large Blend style fund by Morningstar. The fund's overall composition as of December 31, 2009, was approximately 89% stocks, 8% bonds, 1% cash and 2% other investments.

The stated objectives of these funds, which may change from time to time, are not necessarily indicators of actual performance.

The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2009 and 2008 is as follows:

	2009
Washington Mutual Investors Fund	**$ 14,888,023**
EuroPacific Growth Fund	**$ 9,157,765**
American Balanced Fund	**$ 15,106,540**
Morley Stable Value Fund	**$ 13,237,163**
Allianz OCC Growth Fund	**$ 11,036,266**
Company Common Stock	**$ 57,580,036**

	2008
Washington Mutual Investors Fund	$ 11,504,556
American Balanced Fund	$ 9,442,389
Morley Stable Value Fund	$ 11,903,495
Hartford Growth Fund-A	$ 7,695,271
Company Common Stock	$ 40,901,014

During 2009 and 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by a net $36,121,207 and $(61,582,194) respectively, as follows:

	2009	2008
Washington Mutual Investors Fund	**$ 2,019,050**	$ (6,400,652)
Morley Stable Value Fund	**315,228**	346,353
Fidelity Advisor Mid-Cap Fund – T	**1,710,949**	(3,795,454)
Prudential Jennison Mid-Cap Fund	**573,360**	-
Wells Fargo Advantage Index Fund	**705,536**	(1,141,813)
Intermediate Bond Fund of America	**214,527**	(366,017)
EuroPacific Growth Fund	**2,359,348**	(3,380,095)
American Balanced Fund	**2,281,982**	(3,428,935)
Growth Fund of America	**1,256,702**	(1,787,398)
Columbia Small Cap Value Fund	**735,309**	(994,008)
Hartford Growth Fund-A	**1,848,672**	(5,563,561)
Allianz OCC Growth Fund	**995,741**	-
Principal LifeTime Strategic Income Fund	**26,941**	(55,402)
Principal LifeTime 2010 Portfolio	**132,271**	(99,866)
Principal LifeTime 2020 Portfolio	**317,311**	(250,058)
Principal LifeTime 2030 Portfolio	**248,055**	(202,577)
Principal LifeTime 2040 Portfolio	**194,024**	(106,544)
Principal LifeTime 2050 Portfolio	**31,460**	(16,082)
Company Common Stock	**20,154,741**	(34,340,085)
	$ 36,121,207	$(61,582,194)

4. FAIR VALUE MEASUREMENTS

The Plan values assets in accordance with the fair value standard. The standard clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures for fair value measurement. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

1. *Common stock*: Valued at the closing price reported on the active market on which the individual security is traded.

2. *Mutual funds*: Valued at the net asset value of shares held by the Plan at year end in an active market.

3. *Loans to participants*: Valued at their outstanding balances, which approximate fair value.

4. *Common collective trust fund:* The value of the Plan's interest in the Morley Stable Value Fund is based upon the current value of and net investment gain or loss relating to the units of participation held by the Plan.

   Investments in collective trust funds that include benefit-responsive investment contracts are presented at fair value in the statement of net assets available for benefits and the amount representing the difference between fair value and contract value of these investments also is presented on the face of the statement of net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009:

Fair Value Measurements as of December 31, 2009 using the following inputs:

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Index funds	$ 3,535,775			$ 3,535,775
Balanced funds	15,106,540			15,106,540
Growth (large) funds	31,174,328			31,174,328
Growth (mid) funds	6,978,331			6,978,331
Growth (small) funds	3,703,600			3,703,600
Growth (international) funds	9,157,765			9,157,765
Multi-asset funds	5,332,226			5,332,226
Bond funds	6,956,682			6,956,682
Other funds	3,159,760			3,159,760
Total mutual funds	85,105,007			85,105,007
Common stock	57,580,036			57,580,036
Common collective trust fund		13,237,163		13,237,163
Loans to participants			10,504,911	10,504,911
Total assets at fair value	$ 142,685,043	$ 13,237,163	$ 10,504,911	$ 166,427,117

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

Fair Value Measurements as of December 31, 2008 using the following inputs:

	Level 1	Level 2	Level 3	Total
Mutual funds	$ 54,680,444			$ 54,680,444
Common stock	40,901,014			40,901,014
Common collective trust fund		11,903,495		11,903,495
Loans to participants			9,907,624	9,907,624
Total assets at fair value	$ 95,581,458	$ 11,903,495	$ 9,907,624	$ 117,392,577

The following table provides a summary of changes in fair value of the Plan's Level 3 assets for the years ended December 31, 2009 and 2008:

Fair Value Measurements as of December 31, 2009 and 2008 using Significant Unobservable Inputs (Level 3):

	Loans to participants
Balance at January 1, 2008	$ 9,977,553
Purchases, sales, issuances and settlements (net)	(69,929)
Balance at December 31, 2008	9,907,624
Purchases, sales, issuances and settlements (net)	597,287
Balance at December 31, 2009	$ 10,504,911

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated June 3, 2002, that the Plan, as amended, and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company's management believes that the Plan is qualified and the related trust was tax-exempt through the years ended December 31, 2009 and 2008.

6. RELATED PARTY TRANSACTIONS

Frontier Trust Company is the trustee and custodian of the Plan for all plan assets except those invested in Company common stock, and Matrix Capital Bank Trust Services is the custodian of the Company common stock. Therefore, transactions with these parties qualify as party-in-interest transactions. Investments held with these parties totaled $3,159,760 and $1,753,479 at December 31, 2009 and 2008, respectively. The Plan also held investments in loans to participants with a current value of $10,504,911 and $9,907,624 as of December 31, 2009 and 2008, respectively.

7. RECONCILIATION TO FORM 5500

As of December 31, 2009 and 2008, the Plan had $216,192 and $202,104 respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

The following is a reconciliation of the net assets available for benefits and benefits payable to participants at December 31, 2009 and 2008, per the financial statements to the Form 5500.

	Benefits Payable		**Net Assets Available for Benefits**	
	2009	2008	**2009**	2008
Per the financial statements	**$ -**	$ -	**$174,946,384**	$126,090,332
Amounts allocated to withdrawing participants	**216,192**	202,104	**(216,192)**	(202,104)
Per the Form 5500	**$ 216,192**	$ 202,104	**$174,730,192**	$125,888,228

The following is a reconciliation of benefit distributions for the years ended December 31, 2009 and 2008, per the financial statements to the Form 5500.

	2009	2008
Per the financial statements	**$ 10,183,038**	$ 15,596,979
Add: Amounts allocated to withdrawing participants at end of year	**216,192**	202,104
Deduct: Amounts allocated to withdrawing participants at end of prior year	**(202,104)**	(738,787)
Per the Form 5500	**$ 10,197,126**	$ 15,060,296

8. LIMITATION ON COMPANY STOCK FUND ELECTIONS AND TRANSFERS INTO THE COMPANY STOCK FUND

The Plan Administrative Committee, with the approval of the Plan sponsor's Board of Directors, implemented a limit on the percentage of new contributions that plan participants are permitted to invest in the Company stock fund. Transfers into the Company stock fund from the Plan's other funds are also subject to the same limitation.

Twenty-five percent (25%) is the maximum percentage of a participant's new contributions that are permitted to be invested in the Plan's Company stock fund. Requests to transfer funds into the Company stock fund will not be permitted if at the time of transfer, the transfer would cause the participant's Company stock fund balance to exceed 25% of the participant's total plan balance.

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN

EIN: 62-1806755
Plan Number: 001

Schedule H, Line 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value **
*Frontier Trust Company	Interest bearing cash	$ 1,342,303
*Matrix Capital Bank	Matrix Capital Bank Trust Services Premier Unitized Account	1,817,457
The American Funds Group	Intermediate Bond Fund of America	6,956,682
The American Funds Group	American Balanced Fund	15,106,540
The American Funds Group	Washington Mutual Investors Fund	14,888,023
The American Funds Group	EuroPacific Growth Fund	9,157,765
Allianz Funds	Allianz OCC Growth Fund	11,036,266
The American Funds Group	Growth Fund of America	5,250,039
Columbia Funds	Columbia Small Cap Value Fund	3,703,600
Wells Fargo Investments	Wells Fargo Advantage Index Fund	3,535,775
Prudential Investments	Jennison Mid Cap Fund	6,978,331
Morley Financial	Morley Stable Value Fund	13,237,163
Principal Financial	Principal Lifetime Strategic Income Fund	276,266
Principal Financial	Principal Lifetime 2010 Portfolio	874,369
Principal Financial	Principal Lifetime 2020 Portfolio	1,807,414
Principal Financial	Principal Lifetime 2030 Portfolio	1,357,965
Principal Financial	Principal Lifetime 2040 Portfolio	853,247
Principal Financial	Principal Lifetime 2050 Portfolio	162,965
*CCA	CCA Common Stock	57,580,036
*Various plan participants	Loans to participants (interest rates from 4.25% to 9.25%)	10,504,911
	Total Investments	$166,427,117

* Indicates party-in-interest.
** Cost information is not required for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Corrections Corporation of America 401(k) Savings and Retirement Plan

Date: June 15, 2010

By: 

Name: Todd J Mullenger

Title: Executive Vice President, Chief Financial Officer and Treasurer of CCA of Tennessee, LLC, the Plan Administrator, and of Corrections Corporation of America, the sole member of CCA of Tennessee, LLC

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits
23	Consent of Lattimore Black Morgan & Cain, PC, Independent Registered Public Accounting Firm

Exhibit 23



LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Reg. No. 333-69358) of Corrections Corporation of America of our report dated June 15, 2010, relating to the financial statements of the Corrections Corporation of America 401(k) Savings and Retirement Plan, which appear in this Form 11-K.

Lattimore Black Morgan & Cain, PC

Brentwood, Tennessee
June 15, 2010